UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-40816

_____________________

Argo Blockchain plc

(Translation of registrant’s name into English)

_____________________

9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description 2021 Full Year Results dated 27 04 2022

Press Release

27 April 2022

Argo Blockchain plc

(“Argo” or “the Group”)

2021 Full Year Results

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB, NASDAQ: ARBK), is pleased to announce its audited results for the year ended 31 December 2021.

Financial highlights

●
Revenue increased by 291% to £74.2 million [$100.1 million] (2020: £19.0 million [$25.6 million]), driven by a significant increase in Argo’s hashrate, the temporary drop in difficulty on the Bitcoin network, and higher Bitcoin prices in 2021

●
Mining margin* was 84% (2020: 41%); this was driven largely by an increase in the price of Bitcoin throughout 2021 and the drop in global hashrate following the Chinese ban on Bitcoin mining in May 2021

●
Achieved EBITDA* of £52.9 million [$71.4 million] in 2021 compared with EBITDA* of £7.6 million [$10.3 million] in 2020, a 594% increase

●
Delivered net income of £30.8m [$41.5 million], a 2,033% increase over the prior year (2020: £1.4 million [$1.9 million])

●
Cash and digital assets held as at 31 December 2021 amounted to £92.6 million [$124.9 million] based on the Bitcoin price at that time

●
Total number of Bitcoin mined was 2,045 in 2021, 17% lower than in 2020; this decrease is largely attributable to the halving event that occurred in May 2020 which reduced the block award from 12.5 to 6.25 Bitcoin per block

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As at 31 March 2022, the Group held 2,700 Bitcoin and Bitcoin Equivalents valued at £93.6 million [$122.9 million] based on the Bitcoin price at that time

*See Non-IFRS reconciliation.

Operating highlights

●
Acquired the Helios project in Dickens County, Texas, which has an interconnection agreement for up to 800MW of power capacity; Phase 1 (initial 200MW), expected to be operational in May 2022

●
Acquired two data centres in Quebec (Mirabel and Baie Comeau) from GPUone with a combined total of 20MW of power capacity

●
Purchased 20,000 Bitmain S19J Pro mining machines with delivery and installation expected to occur in batches from May to October 2022

●
Expanded Bitcoin mining capacity from 0.6 Exahash per second (“EH/s”) to 1.6 EH/s

Financing highlights

●
In Q1, raised £49.2 million [$66.4 million] in new equity via private placement for investment in mining rigs, Texas development, blockchain/fintech ventures including a significant equity investment in Pluto Digital Assets plc, and working capital

●
In Q3, raised £94.8 million [$127.9 million] in new equity via a public offering on the Nasdaq Global Select Market, which significantly expanded our investor reach by expanding access to the US capital markets

●
In Q4, raised £29.6 million [$40.0 million] in unsecured debt through the issuance of senior notes traded on the Nasdaq Global Select Market

Post balance sheet events

●
Signed a supply agreement with Intel Corporation (“Intel”) to purchase ASIC Blockscale chips

●
Launched Argo Labs, our in-house innovation arm focused on strategic diversification and network participation in the broader web3 ecosystem

●
Raised £19.8 million [$26.7 million] in debt from New York Digital Investment Group which is secured by electrical infrastructure equipment at Helios

●
Executed an agreement to swap approximately 10,000 S19 machines being hosted at Core Scientific facilities for the equivalent hashrate of brand new S19J Pro machines to be delivered to the Helios facility in Texas. Upon completion of this swap, Argo will no longer have any machines hosted at third party facilities

Outlook for 2022 and Beyond

●
Mining operations scheduled to begin at Helios in May 2022

●
Expect to achieve 5.5 EH/s of hashrate capacity by the end of 2022. This increase is driven by the installation of the Bitmain S19J Pro machines and the deployment of custom-designed mining machines utilizing Intel’s state-of-the-art ASIC Blockscale chips

●
Additional capital spending to complete Helios Phase 1 is expected to be in the range of £93 million to £100 million ($125 million to $135 million), which will be financed primarily through debt and proceeds from selling a portion of our Bitcoin mined each month (non-dilutive to existing Argo shareholders)

●
Beyond 2022, hashrate is expected to grow significantly to more than 20 EH/s over the next few years as the additional 600 MW of capacity at Helios is fully developed

Commenting on the results, Peter Wall, Argo CEO, said: “2021 was truly a year of transformation for Argo as we accomplished key milestones to strengthen the foundation of the Group and position us for long-term success through the acquisition of the Helios project and our dual listing on Nasdaq.

“The acquisition of Helios provided us with the opportunity to build a best-in-class, vertically-integrated facility with access to low-cost and sustainable electricity, which is unmatched by our peers. With our mining operations at Helios expected to commence in May, along with the development of custom mining machines using Intel’s next-generation Blockscale ASIC chips, Argo is well-positioned to continue its growth with a focus on delivering for our shareholders. Onwards and upwards.”

*The tables below reconcile Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, and EBITDA to net income/(loss), the most directly comparable IFRS measure:

	Year ended	Year ended
	31 December	31 December
	2021	2020
£’000		£’000

Gross profit	53,619	3,921

Depreciation of mining equipment	11,129	5,896
Change in fair value of digital currencies	(1,191)	(2,084)
Realized gain (loss) on sale of digital currencies	(437)	14
Cryptocurrency management fees	(3,789)	(10)
Mining profit	59,268	7,737
Bitcoin and Bitcoin Equivalent Mining Margin	84%	41%

	Year ended	Year ended
	31 December	31 December
	2021	2020
	£’000	£’000

Net income/(loss)	30,765	1,442

Interest expense	2,142	157
Depreciation / amortisation	11,511	6,027
Income tax expense	8,506	-
EBITDA	52,924	7,626

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

www.argoblockchain.com

Chairman’s Statement

I am pleased to report that 2021 was a year of significant and profitable growth as Argo executed its strategic pivot away from third party hosting to a vertically-integrated, owned-and-operated business model. We completed our acquisition of two mining facilities in Quebec, and we made a transformative acquisition of a project in the Texas Panhandle, where we are developing Argo’s flagship mining facility, Helios.

2021 in Review

Our main focus in 2021 was to scale as a vertically-integrated cryptocurrency mining company through a focus on smart growth and profitability. We felt confident that by increasing our level of control through owning the infrastructure and operating our mining rigs, we could improve both profitability and performance. This was successfully demonstrated at our Quebec facilities, Mirabel and Baie Comeau, where we quickly began to realize efficiencies as we assumed operations after acquiring them in May 2021.

Additionally, much of 2021 was spent on constructing the Helios facility in Dickens County, Texas. We broke ground on the facility in July 2021 and made tremendous progress through the remainder of 2021 and so far in 2022. Helios has been designed to house one of the largest immersion-cooled mining operations in the world. Immersion cools the mining machines more efficiently than air cooling, extends the life of mining machines by keeping out particulate matter, and allows for increased operational performance. As I write this letter in April 2022, we are very close to energizing Phase 1 (the initial 200 MW) and commencing mining operations at the Helios facility.

In September 2021, we purchased 20,000 Bitmain S19J Pro machines, with delivery and installation expected to take place in batches at Helios from May to October 2022. This will increase our Bitcoin mining hashrate by an additional 2 Exahash per second (“EH/s”), not including the potential uplift from immersion.

Financial results

Revenue in 2021 increased by 291% to £74.2 million ($100.1 million). Similarly, EBITDA grew by 594% to £52.9 million ($71.4 million) in 2021. Earnings attributable to shareholders totaled £37.3 million ($50.4 million). In 2021, total capital expenditures were £160.3 million ($216.3 million), with nearly all going towards Helios infrastructure construction and the purchase of mining machines.

Operating results

In line with Argo’s focus to significantly expand its mining operations in 2021, the Group’s hashrate increased almost three-fold, from 645 petahash to 1,605 petahash by the end of the year. The Group continues to have 280 Megasols of Z-cash mining capacity on Equihash. Argo’s mining margin of 84% for 2021 was among the highest reported by publicly traded miners. The increase in mining margin from 41% in 2020 was driven primarily by the increase in Bitcoin price, as well as the temporary reduction in the global hashrate (and associated decrease in difficulty) following the Chinese ban on Bitcoin mining.

Nasdaq listing

Scaling as a vertically-integrated cryptocurrency miner comes with significant capital requirements for infrastructure development and machine purchases. After careful consideration, in early 2021 we pursued access to the US capital markets. In January 2021, our shares began trading on the OTCQB Venture Market, which afforded US investors the opportunity to become Argo shareholders. Soon after, the listing was upgraded to the OTCQX Best Market. Later in the year, we completed a public offering on the Nasdaq Global Select Market, the most selective exchange in the United States and the market of choice for high growth companies. Having a Nasdaq listing has broadened our access to the capital necessary for our ambitious growth plans. We are seeing increased interest in the Bitcoin mining sector from long-term institutional investors, which we believe will ultimately reduce our cost of capital.

Bitcoin macro environment

2021 marked a banner year for Bitcoin as it continued to see widespread adoption and record-high price levels. MicroStrategy and Tesla were two early examples of corporations holding Bitcoin on their balance sheet. The price of Bitcoin hit all time highs in April 2021 ($59,911) and again in November 2021 ($67,617); it remained dynamic, finishing off the year at $46,320.

Perhaps the most significant event of 2021 for the cryptocurrency sector was the total ban on Bitcoin mining in China beginning in May 2021. Prior to the ban, China accounted for the largest percentage of total global Bitcoin mining; an estimated 50% of global hashrate operated within its borders, powered by low cost electricity from coal and hydro. While the Chinese mining ban had the potential to disrupt the entire Bitcoin network, the network demonstrated its resilience as miners moved to other locations. North America’s access to low cost power and stable regulatory environment proved to be an attractive location for the displaced miners. It took only seven months for the global hashrate to recover to 180 EH/s, the level it was before the Chinese ban, with much of that hashrate shifting to North America.

Texas, in particular, has become a popular destination for Bitcoin mining due to its low electricity prices (in part due to its high amount of renewable energy generation), its competitive electrical grid that offers demand response programs, and a regulatory environment that has embraced the benefits that Bitcoin mining can bring in the form of grid stability, job creation, and tax revenue.

Commitment to Environmental, Social, and Governance (ESG) Principles

Argo continues to place a significant emphasis on ESG principles. Since inception, we have always maintained a strong focus on environmental sustainability. This is why we located our mining facilities in Quebec, where they are powered by hydroelectricity, and the Texas Panhandle, where 85% of the generation capacity comes from wind power. In 2021, we signed the Crypto Climate Accord, which commits us to achieve net-zero carbon emissions by 2030. In 2021, Argo reached this goal, releasing a full climate strategy and becoming the first Bitcoin mining company to announce climate positive status through its use of renewable energy to power mining operations, and by offsetting more scope 2 and 3 greenhouse gas emissions than we emitted in both 2020 and 2021. Additionally, we were founding members of the Bitcoin Mining Council, which educates the public on the increasing amount of renewable energy used for Bitcoin mining. It also seeks to improve reporting and increase the amount of data available on the use of renewable energy within the sector.

Argo’s operations in Quebec and Texas also promote sustainability by helping to stabilize the electrical grid. In Quebec, we participate in curtailment programs to lower our electricity usage during periods of extreme weather. In Texas, the Helios facility will participate in demand response programs, whereby it can reduce its electricity usage and increase availability of power to the grid in times of peak demand. This flexibility in our load has profound benefits for grid stability and helps to ensure equilibrium between supply and demand.

From a social benefit perspective, the Helios project is bringing real economic benefits to Dickens County, Texas and the surrounding communities. During the construction phase, more than 130 temporary jobs have been created, and we have hired approximately 40 full time employees, primarily from the local community, to work at the facility. Additionally, Argo is contributing directly to the town of Spur, Texas by refurbishing the community pool, which has been closed since 2009. We recognize the importance of having a strong relationship with the local community, and we are proud to be the largest private sector employer in the county.

Argo has taken steps to strengthen its Board of Directors as it continues to grow. In July 2021, Sarah Gow, Maria Perrella, and Colleen Sullivan were appointed as independent non-executive directors, while I assumed the role of Interim Executive Chairman. Ian MacLeod, Marco D’Attanasio, and James Savage departed from their roles as Executive Chairman and non-executive directors, respectively. In September 2021, we established Remuneration, Nomination and Audit committees, and have continued to develop our internal processes and procedures. In November 2021, Colleen Sullivan resigned from the Board after starting a new professional role which precluded her from serving on the Board of a public company. Following the end of the period, in February 2022, Raghav Chopra was appointed as an independent non-executive director.

Strategic focus in 2022

Our strategic focus in 2022 is to execute on our plans at Helios and to scale our operations. As we near the completion of Helios Phase 1, Argo is poised to significantly increase its hashrate and continue building out infrastructure. While Phase 1 of Helios will utilize 200 MW of electricity, our interconnection agreement provides us with access to up to an additional 600 MW of capacity. This runway for growth is unmatched by Argo’s peers, and we have built a robust foundation upon which we can scale efficiently and profitably.

On behalf of the Board, thank you to all of our shareholders and staff who share in our mission of powering the world’s most innovative and sustainable blockchain infrastructure with a focus on sustainability.

Onwards and upwards!

Peter Wall

CEO and Interim Executive Chairman

Operating and financial review

Argo saw significant increases in financial performance as its expanding fleet of mining machines took advantage of high Bitcoin prices and a slump in the global hashrate after the Chinese ban on Bitcoin mining. Argo’s hashrate nearly tripled, growing from 645 petahash to 1,605 petahash, with mining machines deployed at Argo’s two owned and operated facilities in Quebec (Mirabel and Baie Comeau), as well as at hosted facilities in the United States owned by Core Scientific.

The mining margin for 2021 was 84%, which is significantly higher than the 41% mining margin achieved in 2020. Argo continues to have one of the highest mining margins of its peers, which is a testament to its focus on operational efficiency.

As Argo’s operations have expanded, the employee headcount has grown as well. At the end of 2021, total employee headcount was 39, compared to 7 at the end of 2020. As of 31 March 2022, the employee headcount was 89. Aside from adding the critical operations teams at the three data centers, Argo strengthened its executive team by adding the following:

●
Davis Zapffe, General Counsel
●
Seif El-Bakly, Chief Operating Officer
●
Justin Nolan, Vice President of Business Development
●
Jean Esquier, Vice President of Technology & Development
●
Theo Papadakis, Vice President of Data Center Operations
●
Tom Divine, Vice President of Investor Relations

Financial review

In 2021, Argo tapped into the capital markets, raising £144.0 million [$194.3 million] across three separate equity offerings, as well as issuing £29.1 million [$40.0 million] of unsecured notes. The proceeds of these equity and debt capital raises were used for the build out of the Helios facility and for mining machine purchases.

As of 31 December 2021, the Group’s total debt amounted to £53.7 million [$72.4 million].

As of 31 March 2022, the Group held 2,700 Bitcoin and Bitcoin Equivalents valued at £93.6 million [$122.9 million] based on the Bitcoin price at that time.

In Q1 2022, the Group announced an equipment financing agreement with New York Digital Investment Group in the amount of £19.8 million [$26.7 million], secured by electrical infrastructure equipment at Helios.

In order to complete Helios Phase 1, Argo anticipates additional capital expenditures in the range of £93 million to £100 million ($125 million to $135 million). This amount includes the remaining infrastructure and associated mining machines, but excludes shipping costs. Argo anticipates that the funding for the remaining capital spend will be non-dilutive, consisting primarily of debt and proceeds from selling a portion of monthly Bitcoin production.

Outlook

Q1 2022 saw a pullback in the equity market across most sectors, driven primarily by concerns over inflation, interest rates, supply chain disruptions, and the war in Ukraine. Despite this, Bitcoin prices remained relatively flat over the quarter, bolstering the argument that Bitcoin is a safe haven asset and a reliable store of value. Argo is well-positioned for success as Helios Phase 1 approaches completion. Argo’s significant runway for growth at Helios, with up to another 600 MW of capacity to be developed, combined with the Blockscale ASIC chip supply agreement with Intel, gives the Board great reason for optimism as it looks toward the future.

Independent Auditor’s Report

We have audited the financial statements of Argo Blockchain plc (the ‘parent company’) and its subsidiaries (the ‘group’) for the year ended 31 December 2021 which comprise the Group Statement of Comprehensive Income, the Group and Parent Company Statements of Financial Position, the Group and Parent Company Statements of Changes in Equity, the Group and Parent Company Statements of Cash Flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and UK-adopted international accounting standards and as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

In our opinion:

●
the financial statements give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2021 and of the group’s profit for the year then ended;
●
the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
●
the parent company financial statements have been properly prepared in accordance with UK-adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and
●
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

DIRECTORS’ RESPONSIBILITIES STATEMENT

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the group and parent company financial statements in accordance UK-adopted international accounting standards. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and company and of the profit and loss of the group and company for that period.

In preparing these financial statements, the directors are required to:
●
Select suitable accounting policies and then apply them consistently;
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Make judgements and accounting estimates that are reasonable and prudent;
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State whether applicable UK-adopted international accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
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Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the group’s and company’s transactions and disclose with reasonable accuracy at any time the financial position of the group and company and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the group and company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible to make a statement that they consider the Annual Report and financial statements taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders to assess the group’s and company’s position and performance, business model and strategy.

Website publication
The directors are responsible for ensuring the annual report and the financial statements are made available on a website. Financial statements are published on the group and company’s website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the group and company’s website is the responsibility of the directors. The directors’ responsibility also extends to the on-going integrity of the financial statements contained therein.

Directors’ responsibilities pursuant to DTR4 (Disclosure and Transparency Rules)
The directors confirm to the best of their knowledge:
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The group and company financial statements have been prepared in accordance with UK-adopted international financial reporting standards and give a true and fair view of the assets, liabilities, financial position and profit or and give a true and fair view of the assets, liabilities, financial position and profit and loss of the group and company; and
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The annual report includes a fair review of the development and performance of the business and financial position of the group and company together with a description of the principal risks and uncertainties that it faces.

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended	Year ended
		31 December	31 December
		2021	2020
Continuing operations	Note	£’000	£’000

Revenues	7	74,204	18,957
Direct costs	8	(22,186)	(17,106)
Change in fair value of digital currencies	22	1,628	2,070

Gross profit		53,646	3,921

Operating costs and expenses	8	(8,298)	(2,167)
Reversal of credit loss provision		-	447
Share based payment charge	23	(1,938)	(331)
Foreign exchange		(589)	(271)
Operating profit		42,821	1,599

Fair value revaluation of variable consideration	26	236	-
Fair value gain/(loss) of investments	15	183	-
Loss on sale of investment	15	(629)	-
Finance costs	8	(2,142)	(157)
Equity accounted loss from associate	16	(1,198)	-
Profit before taxation		39,271	1,442

Tax expense	13	(8,506)	-

Profit after taxation		30,765	1,442
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
- Currency translation reserve		(410)	265
- Equity accounted OCI from associate	16	6,571	-
- Fair value gains on intangible digital assets	18	414	-
Total other comprehensive income, net of tax		6,575	265

Total comprehensive income attributable to the equity holders of the Company		37,340	1,707

Earnings per share attributable to equity owners (pence)
Basic earnings per share	12	7.7p	0.5p
Diluted earnings per share	12	7.4p	0.4p

The income statement has been prepared on the basis that all operations are continuing operations.

GROUP STATEMENT OF FINANCIAL POSITION

		As at	As at
		31 December	31 December
		2021	2020
	Note	£’000	£’000

ASSETS
Non-current assets
Investments at fair value through profit or loss	15	403	1,393
Investments accounted for using the equity method	16	13,817	-
Intangible fixed assets	18	5,604	368
Property, plant and equipment	19	111,604	10,524
Right of use assets	19	350	7,379
Other receivables	20	-	4,115
Total non-current assets		131,778	23,779

Current assets
Trade and other receivables	21	63,359	2,175
Digital assets	22	80,759	4,638
Cash and cash equivalents		11,803	2,051
Total current assets		155,921	8,864

Total assets		287,699	32,643

EQUITY AND LIABILITIES
Equity
Share Capital	24	468	303
Share Premium	24	139,581	1,541
Share based payment reserve	25	1,905	75
Fair value reserve	25	414	-
Currency translation reserve	25	33	443
Other comprehensive income of equity accounted associates	25	6,571	-
Accumulated surplus	25	52,838	21,965
Total equity		201,810	24,327

Current liabilities
Trade and other payables	26	15,245	936
Contingent consideration	26	8,071	-
Loans and borrowings	27	23,391	-
Income tax	13	7,679	-
Deferred tax	13	286
Lease liability	28	7	3,470
Total current liabilities		54,679	4,406
Non-current liabilities
Deferred tax	13	541	-
Issued debt - bond	27	26,908	-
Loans	27	3,391	-
Lease liability	28	370	3,910
Total liabilities		85,889	8,316

Total equity and liabilities		287,699	32,643

COMPANY STATEMENT OF FINANCIAL POSITION

		As at	As at
		31 December	31 December
		2021	2020
	Note	£’000	£’000

ASSETS
Non-current assets
Investment in subsidiaries	14	12,181	-
Investments at fair value through profit or loss	15	73	-
Investments accounted for using the equity method	16	13,817	-
Total non-current assets		26,071	-

Current assets
Trade and other receivables	21	8,598	186
Intercompany receivable	21	175,859	22,876
Cash and cash equivalents		126	1,456
Total current assets		184,583	24,518

Total assets		210,654	24,518

EQUITY AND LIABILITIES
Equity
Share Capital	24	468	303
Share Premium	24	139,581	1,541
Share based payment reserve	25	1,905	75
Other comprehensive income of equity accounted associates	25	6,571	-
Accumulated surplus	25	18,986	22,429
Total equity		167,511	24,348

Current liabilities
Trade and other payables	26	8,164	170
Contingent consideration	26	8,071	-
Total current liabilities		16,235	170
Non-current liabilities
Loans and borrowing	27	26,908	-
Total liabilities		43,143	170

Total equity and liabilities		210,654	24,518

As permitted by s408 Companies Act 2006, the company has not presented its own profit and loss account and related notes. The company’s total comprehensive income /(loss) for the year was £3,551,000 (2020 – loss of £610,000).

GROUP STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Currency translation reserve	Share based payment reserve	Fair Revaluation Reserve	Other comprehe-nsive income of associations	Accum-ulated surplus/ (deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2021	304	1,540	443	75	-	-	21,965	24,327
Total comprehensive profit for the period:
Profit for the period	-	-	-	-	-		30,765	30,765
Other comprehensive income	-	-	(410)	-	414	6,571	-	6,575
Total comprehensive income for the period	-	-	(410)		414	6,571	30,765	37,340
Transactions with equity owners:
Shares capital issued	164	150,977	-	-	-	-	-	151,141
Issue costs of share capital	-	(12,936)	-	-	-	-	-	(12,936)
Share based payment charge	-	-	-	1,938	-	-	-	1,938
Share options/warrants exercised	-	-	-	(108)	-	-	108	-
Total transactions with equity owners	164	138,041	-	1,830	-	-	108	140,143
Balance at 31 December 2021	468	139,581	33	1,905	414	6,571	52,838	201,810

GROUP STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Currency translation reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2020	294	25,252	178	-	(4,986)	20,738
Total comprehensive profit for the period:
Profit for the period	-	-	-	-	1,442	1,442
Other comprehensive income	-	-	265	-	-	265
Total comprehensive income for the period	-	-	265		1,442	1,707
Transactions with equity owners:
Shares to be issued	10	1,540	-	-	-	1,550
Cancellation of share premium	-	(25,252)	-	-	25,252	-
Share options/warrants charges	-	-	-	332	-	332
Share based payments lapsed/expired	-	-	-	(257)	257	-
Total transactions with equity owners	10	(23,712)	-	75	25,509	1,882
Balance at 30 December 2020	304	1,540	443	75	21,965	24,327

COMPANY STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Share based payment reserve	Other comprehensive income of associates	Accumulated surplus/ (deficit)	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2021	304	1,540	75	-	22,429	24,348
Total comprehensive income for the period:
Loss for the period	-	-	-	-	(3,551)	(3,551)
Other comprehensive income	-	-	-	6,571	-	6,571
Total comprehensive income for the period	-	-	-	6,571	(3,551)	3,020
Transactions with equity owners:
Gross share capital	164	150,977	-	-	-	151,141
Issue costs of share capital	-	(12,936)				(12,936)
Share based payments charge	-	-	1,938	-	-	1,938
Share options/warrants exercised	-	-	(108)	-	108	-
Total transactions with equity owners	164	138,041	1,830	-	108	140,143

Balance at 31 December 2021	468	139,581	1,905	6,571	18,986	167,511

	Share Capital	Share premium	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2020	294	25,252	-	(2,469)	23,077
Total comprehensive profit for the period:	-	-	-	-	-
Loss for the period	-	-	-	(610)	(610)
Other comprehensive income	-	-	-	-	-
Total comprehensive income for the period	-	-	-	(610)	(610)
Transactions with equity owners:
Shares to be issued	9	1,540	-	-	1,550
Cancellation of share premium	-	(25,252)	-	25,252	-
Share options/warrants charges	-	-	332	-	332
Share based payments lapsed/expired	-	-	(257)	257	-
Total transactions with equity holders	9	(23,712)	75	25,509	1,882
Balance at 31 December 2020	303	1,540	75	22,429	24,348

GROUP STATEMENT OF CASH FLOWS

		Year ended	Year ended
		31 December	31 December
		2021	2020
	Note	£’000	£’000
Cash flows from operating activities
Profit before tax		39,271	1,442
Adjustments for:
Depreciation/Amortisation	18, 19	11,511	6,027
Foreign exchange movements		589	271
Loss on disposal of tangible assets		-	66
Finance cost		2,142	157
Loss on sale of investment		629	-
Fair value change in digital assets through profit or loss	22	(1,628)	(2,342)
Fair value movement on digital assets held as intangibles		(414)	-
Impairment of intangible digital assets	18	535	-
Investment fair value movement	15	(183)	-
Share of loss from associate		1,198	-
Non-cash settlement of management fees	8	(1,561)	-
Revaluation of contingent consideration	26	(236)	-
Derecognition of contingent consideration		(352)
Share based payment expense	23	1,938	332
Working capital changes:
(Increase)/decrease in trade and other receivables	21	(13,628)	(90)
Increase/(decrease) in trade and other payables	26	14,430	(2,107)
(Increase) in digital assets	14	(80,331)	(1,236)
Net cash (used in)/generated from operating activities		(27,817)	2, 520

Investing activities
Investment at fair value through profit or loss	15	(220)	-
Acquisition of subsidiaries, net of cash acquired	17	(664)	-
Investment in associate	16	(7,353)	-
Foreign exchange on investing activities		-	48
Interest received		-	1
Proceeds from sale of investment	15	772	-
Purchase of tangible fixed assets	19	(78,972)	(1,808)
Proceeds from disposal of tangible fixed assets		-	704
Purchase of digital assets	22	(15,009)	-
Proceeds from sale of digital assets	22	11,308	-
Mining equipment prepayment		(47,426)	-
Net cash used in investing activities		(137,564)	(1,055)

Financing activities
Increase/(decrease) in loans	18	22,239	(968)
Lease payments	28	(7,379)	-
Loan repayments	27	(1,196)	-
Interest paid		(122)	(157)
Proceeds from debt issue – net of issue costs	27	26,908	-
Proceeds from shares issued – net of issue costs	24	134,684	1,550
Net cash generated from/(used in) financing activities		175,133	425

Net increase in cash and cash equivalents		9,752	1,890
Cash and cash equivalents at beginning of period		2,051	161
Cash and cash equivalents at end of period		11,803	2,051

Material non-cash movements:

●
During the year, the Group assumed the mortgages on two properties from GPUone with a value of £5,720,000. Consideration of the acquisition was made from a forgiveness of prepayments made totalling £4,656,000.
●
Additionally, the Group used ordinary shares as payment to acquire DPN LLC, part of which was issued during the period amounting to £3,521,000, and a further £8,659,000 which is due to be paid in ordinary shares and included within liabilities.
●
During the year, the Group paid a total of 75,000 Polkadot, which had a value of £1,092,000, in respect of the acquisition of shares in Pluto Digital PLC.
●
During the year, the Group reached a legal settlement regarding crypto mining management fees in which it received digital assets (BTC) of £1,561,000 for the forward value of those management fees and agreed to terminate the agreement going forward.
●
Intangible assets (note 18) were acquired with other digital assets and as such £12,792,000 of purchases and sales were made in digital assets during the year.

Group - net debt table		Year ended 31 December 2021	Year ended 31 December 2020
		£’000	£’000
Current loans and borrowings	27	(23,391)	-
Current lease liability	28	(7)	(3,470)
Non-current issued debt – bonds	27	(26,908)	-
Non-current loans and borrowings	27	(3,391)	-
Non-current liability	28	(370)	(3,910)
Cash and cash equivalents		11,803	2,051
Total net debt		(42,264)	(5,329)

The directors also consider their digital assets of £80,759,000 (2020 - £4,638,000) as a liquid holding and as such net funds/(debt) would be £65,403,000 (2020 – (£691,000)).

COMPANY STATEMENT OF CASH FLOWS

		Year ended	Year ended
		31 December	31 December
		2021	2020
	Note	£’000	£’000
Cash flows from operating activities
Profit before tax		(3,551)	(610)
Adjustments for:
Share of loss from associate		1,198	-
Foreign exchange movements		(409)
Share based payment expense		1,938	332
Working capital changes:
(Increase)/decrease in trade and other receivables	21	(8,411)	(133)
Increase/(decrease) in trade and other payables	26	7,741	(21)
Net cash used in operating activities		(1,494)	(432)

Investing activities
Purchase of investments	8	(7,353)	-
(Increase)/decrease in loan to subsidiary	13	(154,075)	298
Net cash (used in)/generated from investing activities		(161,428)	298

Financing activities
Proceeds from debt issue – net of issue costs	18	26,908
Proceeds from shares issued – net of issue costs		134,645	1,550
Net cash generated from/(used in) financing activities		161,592	1,550

Net (decrease)/increase in cash and cash equivalents		(1,330)	1,416
Cash and cash equivalents at beginning of period		1,456	40
Cash and cash equivalents at end of period		126	1,456

Company - net (debt) / asset table		Year ended 31 December 2021	Year ended 31 December 2020
		£’000	£’000
Non-current loans and borrowings	27	(26,908)	-
Cash and cash equivalents		126	1,456
Total net (debt) / asset		(26,782)	1,456

NOTES TO THE FINANCIAL STATEMENTS

1.
COMPANY INFORMATION

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is 9th Floor, 16th Great Queen Street, London, England, WC2B 5DG. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.

On 4 March 2021 the Group acquired 100% of the share capital of DPN LLC and was merged into new US entity Argo Innovation Facilities (US) Inc (also 100% owned by Argo Blockchain plc)

On 11 May 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc. These are held by Argo Innovation Labs Inc. (Canada).

The principal activity of the group is that of crypto asset mining.

The common shares of the Group are listed under the trading symbol ARB on the London Stock Exchange. The American Depositary Receipt of the Group are listed under the trading symbol ARBK on Nasdaq. The Group bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL

The financial statements cover the year ended 31 December 2021.

2.
BASIS OF PREPARATION

The financial statements have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.

The financial statements are prepared in sterling, which is the functional currency of the company. Monetary amounts in these financial statements are rounded to the nearest thousand GBP. Argo Innovations Labs Inc., 9377-2556 Quebec Inc, and 9366-5230 Quebec Inc.’s functional currency is Canadian Dollars; Argo Innovation Facilities (US) Inc.’s functional currency is United States Dollars; all entries from these entities are presented in the Group’s presentational currency of Sterling. Where the subsidiaries functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are disclosed in Note 6.

3.
ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Going Concern

The preparation of consolidated financial statements requires an assessment on the validity of the going concern assumption. The Directors have reviewed cash flow projections for a period to 31 December 2023. The Group currently has an increasing level of revenues and margin as crypto prices have increased significantly at the end of the year and post the year end. In making their assessment of going concern, the Directors acknowledge that the Group has increasing cash reserves from the exercise of share options and warrants, two private placements and the IPO on NASDAQ during the year. Therefore, the directors confirm that they hold sufficient funds to ensure the Group continues to meet its obligations as they fall due for a period of at least one year from date of approval of these Financial Statements. In addition to cash reserves, the Group also holds £80m of Bitcoin at the year end.

As a cryptocurrency miner, and principally that of mining Bitcoin, the directors have considered the risk around the price of Bitcoin. The cost to mine each Bitcoin in 2021 was less than £6k and as such there can be a significant fall in Bitcoin price before the Group has a significant issue. Given our relatively low cost of power, we are better positioned than many of our competitors to survive a significant drop in Bitcoin price. In this scenario, our relative share of the global hashrate would increase and we would mine more Bitcoin. As such the directors have considered the sensitivity around BTC market price and have anticipated and modelled a significant fall in Bitcoin price still allowing the Group to mine at a profitable level.

As a result of our diversification into non mining activities, via Argo Labs we consider that we are diversifying and thereby reducing our risk profile as a Group. Since Argo Labs invests in other cryptocurrencies besides Bitcoin this diversification is at an operating level and a commodity level.

The directors have considered the period to 31 December 2023 as a reasonable time period given the variable outlook of cryptocurrencies. Please see the net debt tables under the cashflows for further information of the Groups exposure to liabilities and net position at the year end.

The Directors have considered the impacts of Covid-19 and conclude that there are no material factors that are likely to affect the ability of the Group to continue as a going concern. Accordingly, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements.

Revenue Recognition

Mined income: The Group recognised revenue during the period in relation to mined crypto. The Group enters into contracts with the mining pool. The performance obligation is identified to be the delivery of crypto into the Group’s wallet once an algorithm has been solved. The transaction price is the fair value of crypto mined, being the fair value per the prevailing market rate for that crypto currency on the transaction date, and this is allocated to the number of crypto mined. These criteria for performance obligation are assessed to have occurred once the crypto has been received in the Group’s wallet. Mining earnings are made up of the baseline block reward and transaction fees of between 5% to 10%, however, these are bundled together in the daily deposits from mining and therefore are not capable of being analysed separately.

Management fees: The Group recognised management fees on the services provided to third parties for management of mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified as the services are performed, and thus revenue is recorded over time.

Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc, Argo Innovation Facilities (US) Inc, Argo Innovation Labs Inc., 9366-5230 and 9377-2556 and Argo Innovation Labs Limited, the latter remaining dormant. Argo Innovation Labs Limited has been dormant since incorporation.

In the parent company financial statements, investments in subsidiaries, joint ventures and associates are accounted for at cost less impairment.

The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e. entities that the group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes. On the basis that Argo Innovation Labs Limited was dormant during the year and is immaterial to the Group, it was not included in these consolidated financial statements.

All financial statements are made up to 31 December 2021. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the group.

All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Business Combinations

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquire and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquire on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognised in profit or loss.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognised in the income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of profit/(loss) of associates in the income statement.

Gains and losses resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognised in the income statement.

Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the board of directors that makes strategic decisions. The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian subsidiary for the financial year ended 31 December 2021.

Loans and borrowings and issued debt

Loans and borrowings and issued debt are recognised initially at fair value, net of transaction costs incurred. Loans and borrowings and issued debt are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest method. Loans and borrowings and issued debt are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Loans and borrowings and issued debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.

Intangible assets
Intangible fixed assets comprise of the Group’s website and digital assets that were not mined by the Group and are held by Argo Labs (our internal team) as investments. The Group’s website is recognised at cost and are subsequently measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recorded within administration expenses. Digital assets recorded under IAS 38 have an indefinite useful life initially measured at cost, and subsequently measured at fair value.

Argo’s primary business is focused on cryptocurrency mining, and it typically holds mined crypto assets on its balance sheet. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects. Currently Argo allocates approximately 10% if its holdings to Argo Labs.

Increases in the carrying amount arising on revaluation of digital assets are credited to other comprehensive income and shown as other reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged in other comprehensive income and debited against the fair value reserve directly in equity; all other decreases are charged to the income statement.

The fair value of intangible cryptocurrencies on hand at the end of the reporting period is calculated as the quantity of cryptocurrencies on hand multiplied by price quoted on www.coingecko.com, one of the leading crypto websites, as at the reporting date.

Costs relating to the development of website are capitalised once all the development phase recognition criteria of IAS 38 "Intangible Assets" are met. Amortisation is charged on a straight-line basis over the estimated useful life of 5 years. The useful life represents management's view of the expected period over which the Group will receive benefits from the Website, as well as anticipation of future events which may impact their useful life, such as changes in technology.

Goodwill is initially measured at cost (being the excess of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held of the net identifiable assets acquires and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

Tangible fixed assets
Tangible fixed assets comprise of right of use, office equipment, mining and computer equipment, data centres, leasehold improvements and assets under construction.

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjust for any remeasurement of lease liabilities. The cost of the right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Office equipment assets are measured at cost, less any accumulated depreciation and impairment losses. Office equipment is depreciated over 3 years on a straight line basis.

Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of amortisation and any impairment losses. Cost includes the original purchase price of the asset and any costs attributable to bringing the asset to its working condition for its intended use. An item of property, plant and equipment is recognised as an asset if it is probable that future economic benefits associated with the asset will flow to the entity, and the cost of the asset can be measured reliably

Data centres and assets under construction: Depreciation on the data centres and assets under construction is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight-line basis from when they are brought into use. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use. Any land component is not depreciated.

Mining and computer equipment and leasehold improvements: Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 3 years in the case of mining and computer equipment and 5 years in the case of the leasehold improvements, on a straight line basis. Depreciation is recorded in the Statement of Comprehensive Income within direct costs.

Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life.

Impairment of non-financial assets

At each reporting period end date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Digital assets

Digital assets consist of mined bitcoin, and do not qualify for recognition as cash and cash equivalents or financial assets, and have an active market which provides pricing information on an ongoing basis.

The Group has assessed that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterising its holding of Digital assets as inventory. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in profit or loss. Digital assets are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognised directly in profit or loss.

Digital assets are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period. Digital assets are cryptocurrencies mined by the Group. Cryptocurrencies not mined by the Group are recorded as Intangible Assets (see note 18).

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and demand deposits with banks and other financial institutions, that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies

Financial instruments

Financial assets: Financial assets are recognised in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument. Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition. Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through profit and loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement: For purposes of subsequent measurement, financial assets are classified in four categories:

●
Financial assets at amortised cost
●
Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●
Financial assets at fair value through profit or loss

Equity Instruments: The Group subsequently measures all equity investments at fair value. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable.

Financial assets at amortised cost (debt instruments): This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

●
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of profit or loss and other comprehensive income. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost include other receivables and cash and cash equivalents.

Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated Balance sheet) when:

●
The rights to receive cash flows from the asset have expired; or
●
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets: The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group recognises an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For the years ended 31 December 2021 and 2020 the Group has not recognised any ECLs.

For other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The company has an Intercompany loan due from its 100% Canadian subsidiary for which there is no formal agreement including payment date and therefore it cannot be considered to be in breach of an agreement and accordingly the loan is not subject to adjustments and is maintained at its book value in the financial statements.

Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables and loans.

Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:

Loans and borrowings and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss and other comprehensive income. This category generally applies to trade and other payables.

Derecognition: A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss or other comprehensive income.

Equity instruments: Equity instruments issued by the group are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the group. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Taxation

The tax expense represents the sum of tax currently payable or receivable and deferred tax.

Current tax: The tax currently payable or receivable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.

Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.

Employee benefits

The costs of short-term employee benefits are recognised as a liability and an expense, unless those costs are required to be recognised as part of non-current assets.

The cost of any unused holiday entitlement is recognised in the period in which the employee’s services are received.

Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

The group does not have any pension schemes.

Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.

When the terms and condition of equity settled share-based payments at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.

Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognised over the remaining vesting period is recognised immediately.

As a result of the increase in share price and the impact of the estimation of share-based payments the Group has now recognised an expense for the outstanding share options and warrants.

Foreign exchange

Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date - Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the foreign currency translation reserve.

Earnings per share

Basic earnings per share is calculated by dividing:

●
the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares;
●
by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

●
the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and
●
the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

4.
FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management programme seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is undertaken by the Board of Directors.

Market Risk

The Group is dependent on the state of the cryptocurrency market and general sentiment of crypto assets as a whole. During the year the Group managed the company’s cryptocurrency through a carefully structured active management strategy for all Group held crypto assets. It is designed to protect the company in the event that crypto prices decrease, but would also have the potential to provide an upside in a rising crypto asset market. Internally, the Argo team exchanged cryptocurrency to fiat currency via a third party digital currency exchange, Satstreet Inc (based in Toronto Canada). As a result of raising money through both debt and equity the Group has not sold a significant proportion of its Bitcoin holding during the year.

As a cryptocurrency miner, and principally that of mining Bitcoin, the directors have considered the risk around the price of Bitcoin. The cost to mine each Bitcoin in 2021 was less than £6k and as such there can be a significant fall in Bitcoin price before the Group has a significant issue. Given our relatively low cost of power, we are better positioned than many of our competitors to survive a significant drop in Bitcoin price. In this scenario, our relative share of the global hashrate would increase and we would mine more Bitcoin. As such the directors have considered the sensitivity around BTC market price and have anticipated and modelled a significant fall in Bitcoin price still allowing the Group to mine at a profitable level.

As a result of our diversification into non mining activities, via Argo Labs we consider that we are diversifying and thereby reducing our risk profile as a Group. Since Argo Labs invests in other cryptocurrencies besides Bitcoin this diversification is at an operating level and a commodity level.

The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. 9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are based in Canada and transact in CAD. Argo Innovations Facilities (US) Inc. is located in the United States of America and transacts in USD. The Group bond is denominated in USD. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group monitors exchange rates on a constant basis and maintains bank accounts in all applicable currency denominations.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonable possible change in USD and CAD exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities.
	Change in USD rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
2021	+/-10%	+/-250	+/-87

2020	+/-10%	-	-

	Change in CAD rate	Effect on profit before tax	Effect on pre-tax equity
		£’000	£’000
2021	+/-10%	+/-1,611	+/-3,208

2020	+/-10%	+/-614	+/-122

Credit risk

Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.

The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. However, in the UK the banking sector is not currently favourable toward crypto based businesses and as such the Group has opened accounts with a number of Tier 2 banks in order to mitigate the risk of an account been deactivated or closed by the bank.

The company considers the intercompany loan to its subsidiary (Argo Innovation Labs Inc.) to be fully recoverable through review of projected cash flows and acceptance of regular payments directly to the company’s creditors.

The carrying amount of financial assets recorded in the financial statements represent the Group’s and Company’s maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Board updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group’s controls over expenditure are carefully managed, in order to maintain its cash reserves. The Treasury committee meets on a weekly basis to make decisions around future cashflows and working capital requirements. Decisions may include considering debt/equity options alongside selling Bitcoin.

The table below analyses the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings, based on the remaining period at the Statement of Financial Position to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2021
Loans and borrowings	23,901	2,188	693	-
Lease liabilities	21	42	63	251
Issued debt	-	-	26,908	-
				,
At December 2020
Lease liabilities	3,470	3909	-	-

Capital risk management

The Group’s objectives when managing capital is to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

The Group has a very prudent view of using debt to finance future outflows and carefully monitors its EBITDA vs. debt, net assets vs. debt and market capitalisation vs. debt ratios. Please see the net debt tables below the cashflows and note 29 showing the fair value hierarchy of liabilities.

5.
ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2021. The adoption of these standards and amendments did not have any material impact on the financial result of position of the Group.

Standards which are in issue but not yet effective:

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Amendments – Presentation and Classification of Liabilities as Current or Non-current	1 January 2023
IAS 16	Amendments - Property, Plant and Equipment	1 January 2022
IAS 37	Provisions, Contingent Liabilities and Contingent Assets	1 January 2022
IAS 8	Amendments - Definition of Accounting Estimates	1 January 2023
IAS 1	Amendments – Disclosure of Accounting Policies	1 January 2023
IFRS 3	Amendments – Business Combinations – Conceptual Framework	1 January 2022
IFRS	Annual Improvements to IFRS Standards 2018-2020	1 January 2022

The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

6.
KEY JUDGEMENTS AND ESTIMATES

In the application of the Group’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods.

The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.

Fair value of assets and liabilities acquired from GPUone – Note 17

Fair value of assets acquired was assessed in line with independent valuations provide by CBRE of the sites. Given the continued demand for power sites and data centres in the North of America the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites.

The land and buildings have been capitalised (and subsequently depreciated based upon that cost) at the value the independent valuers have given those properties. When modelling a cashflow on these properties and the benefit of owning versus being hosted at the properties the cashflow and profits support these valuations.

Valuation of cryptocurrencies – Note 22

During the year the directors assessed the treatment of both the Bitcoin it mines and the other cryptocurrency held for investment purposes (as part of the broader diversification into non-mining activities), deciding that the only digital assets it would carry and treat as inventories would be the cryptocurrency mined or held in the mined currency (Bitcoin) . As such any other cryptocurrency is treated as an intangible assets, see note 18.

The Board regularly monitors the values of the cryptocurrencies and any market forecasts. During the period, the Group entered into crypto currency transactions, which were assessed for fair value in line with the requirements of IAS 2, Inventories. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in profit or loss. Revaluations were made with such regularity that as at the end of the reporting period the carrying amount of the asset does not differ materially from its fair value. All revaluations were made with reference to level 1 information, being crypto currencies actively traded on the open market (www.coingecko.com). Although this is the website we predominantly refer due to the large population of cryptocurrencies it monitors, we regularly review this against other price websites and exchanges.

As at 31 December 2021 the Group held £80,759k crypto currency (see note 22). Cryptocurrencies mined by the Group are classified as digital assets (See Note 22). Cryptocurrencies not mined by the Group are classified as intangible assets (see Note 18).

Tokens are valued at cost until they start vesting and reviewed for impairment. Crowd loans are valued at £nil given that no tokens have yet been received and/or have started vesting. It should be noted only immaterial amounts are invested in this form of assets.

Share-based payments – Note 23

During the year (and in previous years) share based payments were made based on the fees due to certain individuals for services to be performed by them in the future. In calculating these payments, where possible the Directors consulted with professional advisers to establish the market rate for these services. In addition to this, the company has also issued warrants and options to Directors and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required by the directors when using the Black Scholes method. Further details of these estimates are available in note 23.

Share-based payments – Note 26

An element of consideration relating to the asset acquisition of the Texas facility (Helios) is contingent on the fulfilment of future contractual milestones. On acquisition, estimates are made regarding the probability of fulfilment and expected timing. These estimates are reassessed at each reporting date and adjustments made to the liability where necessary. The carrying value of contingent consideration at 31 December 2021 was £8,071,000 (2020: £nil).

Valuation of tangible and intangible fixed assets – Notes 18 and 19

The directors considered at length whether any further impairments were required on the value of the mining and computer equipment, and website and underlying software. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that further impairment of those assets were unnecessary based on current forecasts.

Fair value of assets acquired was assessed in line with independent valuations provide by CBRE of the sites. Given the continued demand for power sites and data centres in the North of America the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites.

During the year as the Group expanded into non-mining activities (Argo Labs) the assets held within Argo Labs are classified as intangible assets. Any impairment of these assets is reflected in the income statement and any increased in the fair value are reflected in the fair value reserve. Argo Labs is an in-house innovation arm focused on identifying opportunities within the disruptive and innovative sectors of the broader cryptocurrency ecosystem. Argo Labs uses a portion of Argo’s crypto assets to deploy into various blockchain projects. Currently Argo allocates approximately 10% if its holdings to Argo Labs.

Valuation of investments in subsidiaries and amounts due from group companies – Note 21

The Board considered amounts due from group companies and whether any further impairments were required on their carrying value. When considering these amounts they made use of forecasts of the profitability of the subsidiary and of their revenues and expenditure and concluded that impairment of those assets were unnecessary based on current forecasts and performance during the first part of 2022.

The forecasts to support this were built using our existing internal models showing positive cash contribution and profitability of the subsidiaries and their future value to the Group as a whole. Both pre and post year end these models continue to show that the contribution to the Group is at least the carrying value of these investments and as such no impairment has been recognised.

Valuation of investments – Note 15

The Board has reviewed the carrying value of investments at the year end. They have taken into account the underlying investments and have concluded those investments do not require impairment.

WonderFi is listed on the Canadian NEO Exchange market and as such has been valued at its market price.

7.
REVENUES
	Period ended 31 December 2021	Period ended 31 December 2020
	£’000	£’000
Crypto currency mining - worldwide	70,325	18,947
Subscriber revenue - worldwide	-	10
Crypto currency management fees – United States	3,879	-
Total revenue	74,204	18,957

Due to the nature of Cryptocurrency mining, it is not possible to provide a geographical split of the revenue stream.

Crypto currency mining revenues are recognised at a point in time.

Crypto currency management fees are services recognised over time.

8.
EXPENSES BY NATURE

	2021	2020
Direct Costs	£’000	£’000
Depreciation of mining hardware	11,129	5,896
Hosting and other costs	11,057	11,210
Total direct costs	22,186	17,106

	2021	2020
Administrative expenses	£’000	£’000
Salary and other employee related costs	2,662	461
Depreciation and amortisation	382	131
Legal, professional and regulatory fees	1,533	114
Consulting fees	684	690
Insurance	1,408	117
Public relations and associated activities	699	113
Travel and subsistence	128	46
Audit fees	239	135
Carbon credits	252	-
Hedging costs	326	-
Impairment of intangible assets	535	-
Repairs and maintenance	939	75
Settlement re Crypto mining management fees	(1,561)	-
Write off of variable contingent consideration	(352)	-
Research costs	-	20
Other expenses	424	265
Total administrative expenses	8,298	2,167

	2021	2020
Finance Costs	£’000	£’000
Interest on loans and borrowings	2,142	151
Total finance costs	2,142	151

9.
AUDITOR’S REMUNERATION
	2021	2020
	£’000	£’000
In relation to statutory audit services	170	100
Other audit assurance services	52	35
Total auditor’s remuneration	222	135

10.
EMPLOYEES
The average monthly number of persons (including directors) employed by the group during the period was:
	2021	2020
	Number	Number
Directors and employees	26	6

Their aggregate remuneration comprised:
	2021	2020
	£’000	£’000
Wages and salaries	2,286	191
Social security costs	199	13
Pension costs	25	-
Share based payments	1,392	24
	3,902	228

The average monthly number of persons (including directors) employed by the company during the period was:
	2021	2020
	Number	Number
Directors and employees	4	1

Their aggregate remuneration comprised:
	2021	2020
	£’000	£’000
Wages and salaries	406	135
Social security costs	8	18
Pension costs	1	-
Share based payments	338	-
	745	153

11.
DIRECTOR’S REMUNERATION

	2021	2020
	£’000	£’000
Director’s remuneration for qualifying services	856	532
Senior management loss of office	132	-
Share based payments	431	20
Total remuneration for directors and key management	1,419	552

The amounts above are remunerated through both salaries (of which, some are included in 10) and through service companies (as disclosed in note 31). Further details of Directors’ remuneration are available in the Remuneration report. The highest paid director during the year was Peter Wall, earning £455k, (2020 - £251k)

12.
EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue.

The Group and Company has in issue 17,688,897 warrants and options at 31 December 2021 (2020 -41,202,382).

	2021	2020
Net profit for the period attributable to ordinary equity holders from continuing operations (£’000)	37,765	1,442
Weighted average number of ordinary shares in issue (‘000)	397,513	303,436
Basic earnings per share for continuing operations (pence)	7.1	0.5

Net profit for the period attributable to ordinary equity holders for continuing operations (£’000)	30,765	1,442
Diluted number of ordinary shares in issue (‘000)	415,201	344,638
Diluted earnings per share for continuing operations (pence)	7.4	0.4
13.TAXATIONCurrent tax:2021£’0002020£’000Current tax on profits for the year7,679-Adjustments in respect of prior periods--Total current tax7,679-Deferred tax:2021£’0002020£’000Origination and reversal of temporary differences827-Total deferred tax827-Total tax charge8,506-No deferred tax has been recognised on the losses brought forward on the UK and US losses given the uncertainty on the generation of future profits.Income tax expenseThe tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:20212020£’000£’000Profit before taxation39,2711,442Expected tax charge based on a weighted average of 25% (2020 - 24%) (UK, US and Canada)9,746346Effect of expenses not deductible in determining taxable profit1,7793Capital allowances in excess of depreciation(3,770)(101)Other tax adjustments(137)(703)Other timing differences(385)-Origination and reversal of temporary differences827-Unutilised tax losses carried forward445455Taxation charge in the financial statements8,506-

The group has tax losses available to be carried forward and used against trading profits arising in future periods of approximately £10,476,000 (2020 - £10,031,000).

No deferred tax asset has been recognised on the UK and US utilized losses.

The weighted average applicable tax rate was 25% (2020: 24%). The increase is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows

Deferred tax liabilities	2021 £’000	2020 £’000
Fair value gains:
Digital assets	286	-
Gain on fair value of property acquired (see note 17)	442	-
Share of other comprehensive income of associates	99	-
Total deferred tax	827	-

No deferred tax liability was recognised in the year ended 31 December 2020 as there were losses to offset such a gain.

14.
INVESTMENT IN SUBSIDIARIES

Company

Details of the company’s subsidiaries at 31 December 2021 and 31 December 2020 are as follows:

Name of Undertaking	Country of Incorporation	Ownership Interest (%)	Voting Power Held (%)	Nature of Business
Argo Innovation Labs Inc.	Canada	100%	100%	*
Argo Innovation Labs Limited	UK	100%	100%	Dormant
Argo Innovation Facilities (US) Inc.	USA	100%	100%	*
9377-2556 Quebec Inc.	Canada	100%	100%	**
9366-5230 Quebec Inc.	Canada	100%	100%	**
* The provision of cryptocurrency mining services

** The provision of cryptocurrency mining sites

Investment in subsidiaries	2021 £’000	2020 £’000

At 1 January	-	-
Additions	12,181	-
At 31 December	12,181	-

The cost of the investment above is in respect of the DPN LLC acquisition further detail can be found in note 19.

The company’s interest in Argo innovation Labs Inc. was acquired on incorporation of the company, previously named Argo Blockchain Canada Holdings Inc., on 12 January 2019.

The registered office of Argo Blockchain Canada Holdings Inc. is 700-401 West Georgia Street, Vancouver, BC V6B 5A1 Canada. On 8 January 202 Argo Blockchain Canada Holdings Inc.’s name was changed to Argo Innovation Labs Inc..

On 1 September 2019 the company acquired 100% of Argo Mining Limited for £1 (one). The registered office is 9th Floor 16 Great Queen Street, London, England, WC2B 5DG. On 14 January 2020 Argo Mining Limited changed its name to Argo Innovation Labs Limited. This company was dormant in the years ended 31 December 2020 and 2021.

Argo innovation Facilities (US) Inc was incorporated on 25 February 2021 with a registered address of 2028 East Ben White Blvd. Austin, TX 78740.

9377-2556 Quebec Inc. and 9366-5230 Quebec Inc. are the GPUone subsidiaries acquired on 11 May 2021 with registered addresses of 8 avenue William Dobell, Baie-Comeau, Quebec G4Z 1T7 and 10205 Irene Vachon, Mirabel, Quebec J7N 3E3 respectively. More information on this acquisition can be found in note 17.

15.
INVESTMENTS AT FAIR VALUE THROUGH INCOME OR LOSS

Non-current Group	2021 £’000	2020 £’000

At 1 January	1,393	58
Additions	219	1,336
Foreign exchange movement	-	(1)
Fair value through profit or loss	183	-
Disposals	(1,392)	-
At 31 December	403	1,393

Non-current investments include:

GPUone Holding Inc.

As part of the disposition of GPUone Holdings Inc on 20 August 2021 Argo disposed of 100% of its holding for a total consideration of £764,000, of which £128,000 was received post year end once the final total assets were calculated. This resulted in a loss on sale of investment of £629,000.

Luxor Technology Corporation

On 7 December 2020 the Group entered into an agreement to acquire £73,427 (USD$100,000) of shares in Luxor Technology Corporation. On 7 May 2021, following a second round of funding which the Group did not participate in, this prepayment became an investment representing less than 1% of the Series A-1 Preferred Stock and voting rights.

WonderFi Technologies Inc.

On 3 June 2021 the Group invested £145,933 (CDN$250,000) of WonderFi Technologies Inc. equating to 250,000 ordinary shares (formerly DeFi Ventures Inc.) an investment representing less than 1% of the Ordinary shares and voting rights. As at 31 December 2021 the investment was revalued to the year end share price of CAD 2.25 per share, resulting in a £183,000 fair value adjustment.

Non-current Company	2021 £’000	2020 £’000

At 1 January	-	-
Additions	73	-
At 31 December	73	-

Non-current investments include:

Luxor Technology Corporation as described above.

16.
INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	As at 31 December 2021	As at 31 December 2020

	£000’s	£000s
Opening balance	-	-
Acquired during the period	8,444	-
Share of loss	(1,198)
Share of fair value gains on intangible assets through other comprehensive income	6,571
Closing balance	13,817	-

Set out below are the associates of the Group as at 31 December 2021, which, in the opinion of the Directors, significant influence is held. The associate as listed below has share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business.

Nature of investment in associates:

Name of entity	Address of the registered office	% of ownership interest	Nature of relationship	Measurement method
Pluto Digital PLC	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW	24.65%	Refer below	Equity

On 3 February 2021 Argo invested in Pluto Digital PLC (“Pluto”), a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at that date of £1,091,850. Further to this in a second round of funding the Group invested an additional £7,352,970 on 8 March 2021. In addition the Argo holds 121,666,666 warrants as a price of £0.12 each and 35,450,000 warrants at a price of £0.06 each. If Pluto was fully diluted Argo’s ownership would be 33.26% as at 31 December 2021 including the exercise of the share warrants.

Argo owns 24.65% of the total share capital and voting rights of the business and is entitled to nominate one director to the Pluto Board of Directors.

Pluto is a crypto technology company that connects Web 3.0 decentralised technologies to the global economy. Pluto identifies key emerging areas and projects in the crypto sphere, then deploys its business, networks and technical expertise to create value for crypto partners, projects and Pluto shareholders.

Pluto incubates and advises digital asset projects based on decentralised technologies, decentralised finance and networks such as Ethereum and Polkadot. Additionally, Pluto supports the operation of proof-of-stake networks by staking and operating validator nodes. Pluto represents a strategic partnership for the Group as it diversifies its activities in the crypto space.

Pluto Digital PLC is a private company and there is no quoted market price available for its shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

The audited financial information for the period ended 30 September 2021 and the unaudited management accounts for the period from 1 October 2021 to 31 December 2021 have been made available by Pluto to the Group and the figures in the above represent Argo’s share of the loss and gain on the fair value of the intangible assets (net of deferred tax).

Summarised financial information for associates

Set out below is the summarised financial information for Pluto Digital plc which is accounted for using the equity method.

Summarised Statement of Financial Position

Pluto Digital plc
As at 31 December
2021 £000’s
Current
Cash and cash equivalents	1,759
Other current assets (excluding cash)	335
Total current assets	2,094
Trade payables	88
Other current liabilities (excluding trade payables)	1,494
Total current liabilities	1,582
Non-current
Tangible fixed assets	49
Investments and other non-current assets	56,000
Total non-current assets	56,049
Financial liabilities	2,807
Total non-current liabilities	2,807
Net assets	53,754
Pluto was incorporated in 2021, therefore, no comparatives are available.

Summarised Statement of Comprehensive Income, Pluto Digital plc

January 12 – December 31, 2021 £000’s
Operating costs and expense	(7,652)
Realised gains – digital assets	2,394
Loss from continuing operations	(5,258)
Income tax expense	575
Post-tax loss from continuing operations	(4,867)
Other comprehensive income	26,991
Total comprehensive Income	21,824

The information above reflects the amounts presented in the financial statements of the associate (and not Argo Blockchain Plc’s share of those amounts) adjusted for differences in accounting policies between the Group and the associate.

Reconciliation of summarised financial information

2021 £000’s
Summarised financial information
Net assets at acquisition	34,228
Profit/(loss) for the period	(4,867)
Other comprehensive income	26,691
Foreign exchange differences	-
Closing net assets	56,052
Interest in associates (24.65%; 0%)	13,817
Goodwill	-
Carrying value	13,817

17.
BUSINESS COMBINATION

GPUone subsidiaries acquired from GPUone Holding Inc.
On 11 May 2021, the Group acquired 100% of the share capital of GPUone 9377-2556 and GPUone 9366-5230 from its shareholder GPUone Holding Inc. for a total consideration of £5,537,012; consisting of £212,936 being satisfied in cash and the balance satisfied by the cancellation of certain prepayments and deposits previously paid by Argo to the vendor. Each of these acquired entities owned and operated a data centre within which Argo was the lead tenant.

The acquisition was performed to enable the Group to obtain control of its hosting facility and power costs across its facilities in Canada. From acquisition on 11 May 2021 to 31 December 2021 the GPUone subsidiaries loss amounted to £3,369,213 which is fully consolidated. No revenue has been generated from these entities since acquisition, however both entities have provided hosting services to Argo Innovation Labs Inc. Both GPUone entities were dormant up until the date of acquisition, when the relevant assets and liabilities acquired were transferred by GPUone Holding Inc. to these entities immediately prior to acquisition. There is no difference between the amount consolidated within profit and loss and the amount which would have been consolidated if the acquisition happened on 1 January 2021.

The consideration was negotiated on an arm’s length basis and primarily on the basis of the valuation of the land and buildings being acquired. The directors attribute the consideration as fair value of the land and buildings with no goodwill being recognised as currently Argo does not anticipate hosting any third parties at these sites in the medium term.

The fair values of the acquisition date assets and liabilities, together with any separately identifiable intangible assets, have been provisionally determined at 30 September 2021 because the acquisition was completed late in the period. The Group is currently obtaining the information necessary to finalise its valuation.

On a £1 for £1 basis certain deposits and other receivables totalling £668,179 were acquired. The directors consider these amounts fully recoverable and as such these receivables have not been impaired. Liabilities assumed are incorporated at their cost.

The following table summarises the consideration paid for the GPUone subsidiaries and the fair value of assets acquired and liabilities assumed at the acquisition date:

Consideration

£’000
Cash	213
Payment for deposits	668
Cancellation of prepayment and deposits	4,656
Total consideration	5,537

Recognised amounts of identifiable assets acquired, and liabilities assumed

£’000
Cash and cash equivalents	4
Property, plant and equipment (Note 11)	10,779
Trade and other receivables	387
Trade and other payables	(326)
Property mortgages	(5,010)
Lease liability	(377)
Goodwill	80
Total	5,537

Fair value of assets acquired was assessed in line with independent valuations provided by CBRE of the sites. Given the continued demand for power sites and data centres in North America the Directors consider the valuations to be prudent, however they are still in line with the fair value and consideration paid for the entities, primarily (as discussed above) for Argo to gain access to the low cost of power and direct control of management of the miners at those sites. No acquisition costs have been recognised in the above calculations.

18.
INTANGIBLE FIXED ASSETS

Group	Goodwill	Digital assets	Website	2021 Total	2020 Website
	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	-	-	671	671	671

Additions	80	18,216	-	18,296	-
Disposals	-	(12,792)	-	(12,792)	-
At 31 December 2021	80	5,424	671	6,175	671

Amortisation and impairment
At 1 January 2020	-	-	303	303	190
Foreign exchange movement	-	-	9	9	-
Impairment	-	535	-	535	-
Fair value gain	-	(414)	-	(414)	-
Amortisation charged during the period	-	-	138	138	113
At 31 December 2021	-	121	450	571	303

Balance At 31 December 2021	80	5,303	221	5,604	368

Digital assets are cryptocurrencies not mined by the Group. The Group held crypto assets during the year, which are recorded at cost on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, impairment of the intangible assets and any increase in fair value are recorded in the fair value reserve.

The assets held below are held in Argo Labs (a division of the Group) as discussed above. The assets are all held in secure custodian wallets controlled by the Group team and not by individuals within the Argo Labs team.

The assets detailed below are all accessible and liquid in nature, those assets (immaterial in total) held longer term are inaccessible have been valued at either cost or £nil depending upon the information available as at the year end.

As at 31 December 2021
Crypto asset name				Coins/tokens	Fair value £000
Polkadot – DOT				71,303	1,527
Ethereum - ETH				558	1,415
Cosmos Hub – ATOM				31,789	601
Solana - SOL				6,249	579
USDC (stable coin – fixed to USD)				274,110	203
Alternative coins				-	978
At 31 December 2021				5,303

19.
TANGIBLE FIXED ASSETS

Group	Right of use Assets	Office Equipment	Mining and Computer Equipment	Assets Under Construction	Leasehold Improvements	Data centres	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2021	7,379		17,865	-	85	-	25,329

Foreign exchange movement	-	-	(62)	-	-	-	(62)
Acquisition through business combination	358	-	-	12,180	-	10,466	23,004
Additions	-	49	33,317	49,126	-	-	82,492
Transfer to another class	(7,379)	-	7,379	-		-	-
At 31 December 2021	358	49	58,499	61,306	85	10,466	130,763

Depreciation and impairment
At 1 January 2021	-	-	7,443	-	48	-	7,491
Foreign exchange movement	-	-	(65)	-	-	-	(65)
Depreciation charged during the period	3,281	-	7,856	-	17	229	11,383
Transfer to another class	(3,273)	-	3,273	-	-	-	-
At 30 December 2021	8	-	18,507	-	65	229	18,810

Carrying amount
At 1 January 2021	7,379		10,487	-	-	-	17,904
At 31 December 2021	350	49	39,992	61,306	20	10,237	111,954

No depreciation has been charged on the Texas land and buildings additions, which are included within assets under construction, as they are yet to come into use. On 8 March 2021 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas. The Group used ordinary shares as payment to acquire DPN LLC, part of which was issued during the period amounting to £3,520,844, and a further £8,658,851 which is due to be paid in ordinary shares and included within liabilities.

One of the data centres acquired through the GPUone acquisition owns a building on long term leasehold land (expiring in July 2072). Details of the outstanding lease liability can be found in note 28.

As per note 17 the directors have obtained independent valuations of both the Texas land and data centres all of which supports the carrying value of those assets. CBRE Limited performed the valuations for the Mirabel building and Baie-Comeau property using the income method.

Group	Right of use Assets	Mining and Computer Equipment	Data centres including improvement	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	-	17,833	85	17,918

Foreign exchange movement	-	(136)	-	(136)
Additions	7,379	1,808	-	9,187
Disposals	-	(1,640)	-	(1,640)
At 31 December 2020	7,379	17,865	85	25,329

Depreciation and impairment
At 1 January 2020	-	2,488	31	2,519
Foreign exchange movement	-	15	-	15
Depreciation charged during the period	-	5,896	17	5,913
Depreciation on Disposals	-	(1,021)	-	(1,021)
At 31 December 2020		7,377	48	7,425

Carrying amount
At 1 January 2020	-	15,345	54	15,399
At 31 December 2020	7,379	10,487	37	17,904

All property, plant and equipment is owned by the subsidiary, Argo Innovation Labs Inc.. During the year, the lease for the right of use assets was settle by purchasing the mining equipment. Book balances were transferred to mining and computer equipment.

Acquisition of DPN LLC

On 8 March 2021 the Group completed the acquisition of DPN LLC to acquire 160 acres (with option to purchase a further 157 acres) of land in West Texas for the construction of a 200MW mining facility for completion mid-2022.

The acquisition of DPN LLC, effectively comprising the land acquisition in West Texas, has been treated as an asset acquisition in the financial statements. The consideration for the acquisition was an initial price of GBP 3.6m, satisfied by the issue and allotment to the shareholders of DPN LLC of 3,497,817 new ordinary shares in Argo, with up to a further 8.6m of shares payable if certain contractual milestones related to the facility are fulfilled.

Initial issue and allotment of GBP 3.6m has been recognised based on estimated fair value of assets received at acquisition in line with IFRS 2 Share based payments. Contingent consideration balance of this business combination has been subsequently measured at fair value with changes recognised in profit and loss in line with IFRS 9. Fair value of assets acquired was assessed in line with independent valuations of site by CBRE as well as external financial due diligence and financial modelling. Financial models used historical power purchase assumptions for the area and the company’s internal hash rate and Bitcoin pricing assumptions to help the company evaluate the financial benefits of developing a Bitcoin mining operation on the land. Work performed by DPN LLC did from August 2019, when it purchased the land, to March 2021, when it sold the land to the company, to prepare for a Bitcoin mining operation added to the value of the land for that purpose.

Consideration at 8 March 2021
£’000
Share based payment	3,521
Contingent consideration to be settled in shares	8,659
Total	12,180
Allocated as follows
£’000
Tangible fixed assets (Asset under construction)	12,180
Total	12,180

20.
OTHER RECEIVABLES (NON-CURRENT)

	As at 31 December 2021	As at 31 December 2020

	£’000	£’000
Deposits
Brought forward	4,115	4,151
Exchange movement	-	(36)
Cancelled on acquisition of GPUone subsidiaries	(4,115)	-
Total carrying amount of other receivables	-	4,115

On this deposit was used as part of the acquisition of the GPUone Holding Inc subsidiaries detailed in note 17.

21.
TRADE AND OTHER RECEIVABLES / INTERCOMPANY

	Group 2021	Company 2021	Group 2020	Company 2020

	£’000	£’000	£’000	£’000
Prepayments and other receivables	13,194	8,008	812	108
Mining equipment prepayments	47,426	-	-	-
Other taxation and social security	2,739	590	1,364	78
Total trade and other receivables	63,359	8,598	2,176	186

Mining equipment prepayments consist of payments made and due on mining equipment due to arrive by the end of 2021. Payments to ePIC ASIC Asia Limited (“ePIC”) comprise £3,430k, True North £2,366k and the balance of £41,630k was paid to Bitmain in advance of machine purchases to be received after the period end.

In February 2021, the Group entered into an agreement with ePIC (a designer and manufacturer of mining machines), which gave the Group priority access to next generation mining machines on a non-exclusive basis. As part of the agreement, the Group will assist in the development and testing of future products and will provide space and capacity at our Mirabel facility for ePIC’s research and innovation engineering teams to assist in the development of future mining machines. In August 2021, based on limitations of technology, Argo and ePIC agreed to amend their agreement. Under the amended agreement, the initial purchase order was cancelled and, at Argo’s option, the $5 million deposited with ePIC, in whole or in part, can be applied to the purchase of ePIC mining machines or ePIC common stock or repaid in full.

Other taxation and social security consist of purchase tax recoverable in the UK and Canada. GST and QST debtors are greater than 90 days as at 31 December 2021.

The directors consider that the carrying amount of trade and other receivables is equal to their fair value.

COMPANY - INTERCOMPANY

	Company 2021	Company 2020
	£’000	£’000
Amounts due from group companies	175,859	22,876

Funds advanced to group companies were used for operating expenses, settle debt and purchase tangible and intangible assets. There are no terms of repayment. The amounts due are non-interest bearing.

22.
DIGITAL ASSETS

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss. The Group had used 1,504 Bitcoin as collateral for a loan see note 27, at that point the loan collateral was in excess of the requirements under the loan agreement.

During the year, as a result of the launch of its non-mining activities all of the Group’s holding in crypto currencies other than Bitcoin are now classified as intangible assets.

At the period end, the Group held Bitcoin representing a fair value of £80,759k. The breakdown of which can be seen below:

Group
	2021 £’000	2020 £’000
At 1 January	4,637	1,041

Additions
Crypto assets purchased and received	16,569	9,897
Crypto assets mined	70,325	18,948
Total additions	86,894	28,845

Disposals
Crypto assets sold	(12,400)	(27,318)
Total disposals	(12,400)	(27,318)

Fair value movements
Gain/(loss) on crypto asset sales	437	(14)
Movements on crypto assets held at the year end	1,191	2,083
Total fair value movements	1,628	2,069

At 31 December	80,759	4,637

Carrying value of digital assets pledged as collateral	49,759	-

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss. The Group has used 1,504 Bitcoin as collateral for a loan - see note 27.

As at 31 December 2021 the above digital assets solely comprised 2,441 Bitcoin.

As at 31 December 2020 (audited)
Crypto asset name	Coins/tokens	Fair value £000
Bitcoin - BTC	183	3,930
Polkadot – DOT	75,000	515
Ethereum - ETH	254	138
Binance Coin - BNB	1,243	34
USDT,USDC & Tether (stable coin – fixed to USD)	26,509	19
Alternative coins	-	1
At 31 December 2020		4,637

23.
SHARE OPTIONS AND WARRANTS

The following options and warrants over Ordinary Shares have been granted by the company and are outstanding:

Options/ Warrants	Grant Date	Expiry date	Exercise Price	Number of options/warrants outstanding 2021 ‘000	Number of options/warrants exercisable 2021 ‘000
Warrants	15 January 2021	15 January 2031	£1.25	240	240
Warrants	19 April 2021	19 March 2024	£1.35	224	149
Warrants	19 January 2021	18 January 2026	£0.87	110	110
Warrants	17 June 2021	1 March 2024	£1.50	22	22
Options	25 July 2018	25 July 2024	£0.16	1,000	1,000
Options	17 July 2019	16 July 2024	£0.16	537	357
Options	5 February 2020	4 February 2030	£0.07	2,254	1,937
Options	5 February 2020	4 February 2030	£0.07	3,700	3,463
Options	3 February 2021	2 February 2031	£0.94	232	106
Options	27 June 2021	26 June 2031	£1.35	500	83
Options	24 June 2021	23 June 2031	£1.26	1,000	167
Options	1 July 2021	30 June 2031	£1.16	500	83
Options	13 July 2021	12 July 2031	£1.00	1,000	167
Options	22 September 2021	22 September 2031	£1.57	5,000	479
Options	17 December 2021	16 December 2031	£0.86	870	12
Options	23 November 2021	23 November 2031	£1.30	500	14
				17,689	8,389

	Number of options and warrants ‘000	Weighted average exercise price £
At 1 January 2021	42,202	0.13
Granted	10,698	1.63
Exercised	(34,351)	0.12
Lapsed	(860)	0.95
Outstanding at 31 December 2021	17,689	0.81
Exercisable at 31 December 2021	7,596	0.26

	Number of options and warrants ‘000	Weighted average exercise price £
At 1 January 2020	45,037	0.14
Granted	11,400	0.07
Exercised	(9,686)	0.16
Lapsed	(5,549)	0.16
Outstanding at 31 December 2020	41,202	0.13
Exercisable at 31 December 2020	34,439	0.13

The weighted average remaining contractual life of options and warrants as at 31 December 2021 is 102 months (2020 -29 months). If the exercisable shares had been exercised on 31 December 2021 this would have represented 2% (2020 – 11%) of the enlarged share capital.

At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term.

Grant date	Grant date share price	Exercise price	Volatility	Life	Risk Free interest rate %	Marketability discount
25 July 2018	0.08	0.16	40%	6 years	0.01	75%
17 July 2019	0.09	0.16	40%	6 years	0.01	90%
5 February 2020	0.07	0.07	40%	6 years	0.01	0%
15 January 2021	1.07	1.25	112%	10 years	0.01	0%
19 January 2021	0.94	0.87	112%	5 years	0.01	0%
3 February 2021	0.94	0.94	112%	10 years	0.01	0%
19 April 2021	1.35	1.35	112%	3 years	0.01	0%
17 June 2021	1.35	1.50	112%	3 years	0.01	0%
24 June 2021	1.26	1.26	112%	10 years	0.01	0%
27 June 2021	1.35	1.35	112%	10 years	0.01	0%
1 July 2021	1.23	1.16	112%	10 years	0.01	0%
13 July 2021	1.00	1.00	112%	10 years	0.01	0%
22 September 2021	1.57	1.57	112%	10 years	0.01	0%
23 November 2021	1.30	1.30	112%	10 years	0.01	0%

24.
ORDINARY SHARES

	As at 31 December 2021	As at 31 December 2020
	£’000	£’000
Ordinary share capital
Issued and fully paid
303,435,997 Ordinary Shares of £0.001 each	303	294
Issued in the period
164,646,338 Ordinary Shares of £0.001 each	165	-
Fully paid not yet issued
Ordinary Shares of £0.001 each	-	9
468,082,335 Ordinary Shares of £0.001 each	468	303

Share premium
At beginning of the period	1,540	25,252
Cancelled during the period	-	(25,252)
Issued in the period	150,977	-
Issue costs	(12,936)	-
Fully paid not yet issued	-	1,540
At the end of period	139,581	1,540

25.
RESERVES

The following describes the nature and purpose of each reserve:

Reserve	Description
Ordinary Shares	Represents the nominal value of equity shares
Share Premium	Amount subscribed for share capital in excess of nominal value
Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry
Currency translation reserve	Cumulative effects of translation of opening balances on non-monetary assets between subsidiaries functional currencies (Canadian dollars and US Dollars) and Group presentational currency (Sterling).
Fair value reserve	Cumulative net gains on the fair value of intangible assets
Other comprehensive income of equity accounted associates	The other comprehensive income of any associates is recognised in this reserve
Accumulated surplus	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

26.
TRADE AND OTHER PAYABLES

	Group 2021	Company 2021	Group 2020	Company 2020
	£’000	£’000	£’000	£’000
Trade payables	10,259	8,023	548	10
Accruals and other payables	4,986	141	271	159
Short term loans	-	-	116	-
Other taxation and social security	-	-	1	1
Total trade and other creditors	15,245	8,164	936	170

Within trade payables is £7,193,611 (2020: £nil) for amounts due for mining equipment not yet received.

The directors consider that the carrying value of trade and other payables is equal to their fair value.

Variable consideration

As part of the acquisition of DPN LLC up to a further 8.6m of shares being payable if certain contractual milestones related to the facility are fulfilled.

The amount payable as contingent consideration is payable in shares and as such is revalued as at the balance sheet date and any gain or loss is recognised in the profit and loss statement (£236k see note 26).

If any of the milestones are not achieved then the difference between those movements in the contingent consideration are also recognised in the profit and loss account (£352k see note 8).

27.
LOANS AND BORROWINGS

Non-current liabilities	As at 31 December 2021 £’000	As at 31 December 2020 £’000
Issued debt - bond	26,908	-
Assumed mortgage on acquisition	3,391	-
Total	30,299	-
Current liabilities
Short term loan	22,239	-
Assumed mortgage on acquisition	1,152	-
Total	23,391	-

The mortgages are secured against the two buildings at Mirabel and Baie Comeau are repayable over periods from 15 months to 60 months at interest rates of between 3% and 5% respectively.

On 23 December 2021 the Group entered into a loan agreement with Galaxy Digital LP for a loan of USD$30 million (£22.2m). The proceeds of the loan will be used, in conjunction with funds raised previously, to continue the build-out the Texas data centre, Helios. The short-term loan is a Bitcoin collateralised loan with an interest rate of 8% per annum. The loan is payable on demand.

In November 2021, the Group issued an unsecured 5 year bond with an interest rate of 8.75%. The directors do not consider that there is any variance between the fair value of the borrowings and the carrying amount. The bonds will mature on 30 November 2026. The bonds may be redeemed for cash in whole or in part at any time at the Group’s option (i) on or after 30 November 2023 and prior to 30 November 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after 30 November 30 and prior to 30 November 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

The Group may redeem the bonds, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. The bond is listed on the Nasdaq Global Select Market under the symbol ARBKL.

28.
LEASE LIABILITIES

	As at 31 December 2021	As at 31 December 2020
	£’000	£’000
Lease liability – current	7	3,470
Lease liability – non current	370	3,910

During the year as part of the acquisition of the GPUone subsidiaries (see note 17) the company acquired a lease on the land of one of the data centres. This is a long term lease expiring in 2072 at an interest rate of 5.5% with limited conditions, which in the opinion of the directors will be met. The material condition of this lease is that CAD 1.5m will be spent on the buildings to maintain upkeep during the lease period.

In late 2020, the company entered into a lease agreement with Celsius Network for mining hardware at an interest rate of 12% per annum. In December 2021, the company settled the outstanding amount of the lease.

During the year £114k of interest was paid in respect of the assumed mortgages and £8k was paid in respect of the land lease liability.

29.
FINANCIAL INSTRUMENTS

	Group 2021	Company 2021	Group 2020	Company 2020
	£’000	£’000	£’000	£’000
Carrying amount of financial assets
Measured at amortised cost
- Mining equipment prepayments	47,426	-	-	-
- Trade and other receivables	13,194	183,867	145	22,949
- Cash and cash equivalents	11,803	126	2,051	1,456
Measured at fair value through profit or loss	403	73	1,393	-
Total carrying amount of financial assets	72,826	184,066	3,589	24,405

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	10,259	8,163	548	10
- Short term loans	23,391	-	116	-
- Long term loans	3,391	-	-	-
- Issued debt - bonds	26,908	26,908
- Lease liabilities	377	-	7,409	-
Measured at fair value
- Fair value of contingent consideration	8,071	8,071
Total carrying amount of financial liabilities	72,397	43,142	8,073	10

Fair Value Estimation

Fair value measurements are disclosed according to the following fair value measurement hierarchy:

-
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
-
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
-
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets and liabilities that are measured at fair value at 31 December 2021 and 31 December 2020.

	Level 1	Level 2	Level 3	Total
Assets	£’000	£’000	£’000	£’000
Financial assets at fair value through profit or loss
- Equity holdings	329	-	73	402
- Digital assets	-	80,759	-	80,759
Total at 31 December 2021	329	80,759	73	81,161

Liabilities
Financial liabilities at fair value through profit or loss
- Deferred contingent consideration	-	-	8,071	8,071
Total at 31 December 2021	-	-	8,071	8,071

	Level 1	Level 2	Level 3	Total
Assets	£’000	£’000	£’000	£’000
Financial assets at fair value through profit or loss
Equity holdings	-	-	1,393	1,393
Digital assets	-	4,637	-	4,637
Total at 30 December 2020	-	4,637	1,393	6,030

All financial assets are in listed and unlisted securities and digital assets.

There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:

-
There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
-
There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
-
There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;
-
There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or
-
An independently prepared valuation report exists for the investee within close proximity to the reporting date.
-
The deferred consideration has been fair valued to the year end date as the amount is to be paid in Argo shares.

30.
COMMITMENTS

The Group’s material contractual commitments relate to the master services agreement with Core Scientific, which provides hosting, power and support services. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined.

Capital expenditure contracted for at the year end of the reporting period but not recognised as liabilities, relating to the Texas assets in the course of construction, amounted to £9,639,000.

31.
RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made from Argo Innovation Labs Inc., amounting to: £36,769 paid to POMA Enterprises Limited in respect of fees of Matthew Shaw (Non-executive director); £534,683 due to Vernon Blockchain Inc in respect of fees of Peter Wall (CEO), of which £215,586 was outstanding at the year end.

From Argo Blockchain PLC, Alex Appleton (CFO) through Appleton Business Advisors Limited was due £215,844 during the year, a bonus of £92,515 was outstanding at the year end. Ian MacLeod (Chairman) through Tenuous Holdings was paid £209,100, this was all paid as at the year end.

Pluto Digital PLC

On 3 February 2021 Argo invested in Pluto Digital PLC, a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at the time of £1,091,850. Further to this in a second round of funding Argo invested a further £7,352,970 on 8 March 2021. There have been no transactions with this associate during the period.

Argo owns 24.65% of the total share capital and voting rights of the business and is entitled to nominate a director to the Pluto Board of Directors. In accordance with IAS28 the Group considers the Pluto Digital PLC investment as an associate and has been accounted for accordingly.

32.
CONTROLLING PARTY

There is no controlling party of the Group.

33.
POST BALANCE SHEET EVENTS

In mid-January 2022 Argo announced that the group invested approximately 10% of the group's crypto assets in its "HODL" to Argo Labs. Argo Labs is the group’s in-house innovation arm established to identify opportunities within the disruptive and innovative sectors of the cryptocurrency ecosystem while supporting the decentralization of various blockchain protocols. Argo Labs is primarily focused on two key areas: network participation and strategic diversification through the efficient deployment of the company's crypto treasury assets. Network participation consists of providing infrastructure support, running nodes and validators, and staking innovative projects. Efficient deployment of the group's crypto treasury assets includes, among other things, supporting early-stage projects and participating in decentralized finance (DeFi), as well as the NFT & metaverse ecosystem, in each case in furtherance of the group's general business operations.

In a statement released 7 January 2022 it was announced that construction of Argo's 200 MW flagship cryptocurrency mining facility, Helios, in Dickens County, Texas facility remains on time and the main structure, outside facade, and roof have now been completed. The next phase of construction and build out of essential infrastructure are ongoing, with a projected completion date in the first half of 2022. Furthermore, in early March 2022 the company announced that it has placed an order with PA Transformer for four additional Main Power Transformers which will provide an additional 600 MW of total power to Argo's Helios facility. They are identical in specification to the initial order of transformers the group is currently installing on site, and they will be delivered in Q1 and Q2 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 04 2022	ARGO BLOCKCHAIN PLC By: Name: Peter WallTitle: Chief Executive Officer Name: David ZapffeTitle: General Counsel